UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF ~~FOREIGN~~ PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

PE

For the month of May 10, 2002

Petróleo Brasileiro S.A. - PETROBRAS (Brazilian Petroleum Corporation - PETROBRAS)
(Translation of registrant's name into English)

Avenida República do Chile, 65, 20035-900 - Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
No. 82-4153

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signe on its behalf by the undersigned, thereunto duly authorized.

Petróleo Brasileiro S.A. - PETROBRAS
(Registrant)

Date: May 10, 2002

By: Luciana Bastos de Freitas Rachid

Name: Luciana Bastos de Freitas Rachid
Title: Executive Manager

PETRÓLEO BRASILEIRO S.A. – PETROBRAS
A Publicly Held Company

Relevant Fact

Proposal to amend the Company's By-Laws

We wish to inform Shareholders and the market in general that the Board of Directors of Petróleo Brasileiro S.A. – Petrobras has decided to convene an Extraordinary General Meeting and a Special Meeting for the Holders of Preferred Shares to be held on June 10 2002, at 3:00 p.m. and 4:00 p.m. respectively according to the notice of shareholders meeting to be published within the legally required notice period, the Extraordinary General Meeting to consider and decide on the proposal to amend the Company's By-laws, while the Special Meeting of Preferred Shareholders will opine on the ratification of the authorization for waiving the current proportion between the classes of issued shares.

This proposal for the Alteration of the Company's By-laws, approved by the Board of Directors for submission to the Extraordinary General Meeting, proposes the alteration to article 3, referring to the corporate purpose of the Company, as a consequence of the provisions in article 26 of Law 10,438 of April 26 2002. The latter law authorized the broadening of the Company's corporate purpose to include energy-related activities, the Company to be transformed from being strictly involved with oil industry related activities to become a broader-based energy company. This change will require modifications in articles 14 and 15 of the By-laws, also increasing the scope of the Company's subsidiaries.

The alterations in the Company's Bylaws encompass changes and additions which regulate the powers allocated to the Board of Directors for approving the Company's Corporate Governance guidelines, the objective being to guarantee a proactive stance on the part of the Board in the Company's strategic orientation, supervision of activities of the executive directors in the Company's management, and the protection of the interests of all the shareholders. The guidelines include the consultation with preferred shareholders for relevant subjects.

Another relevant change is the new wording to the paragraphs of article 4 of the Company's By-laws, with respect to its capital stock, the purpose being to enhance the capacity to raise funds through the issue of bonds and equities. It is important to note that the introduction of a specific provision authorizing the waiving of the current proportion between the number of preferred and common shares issued by the Company. The change in wording also seeks to achieve a greater flexibility in raising funding without the mandatory participation of the Federal Government. This matter will be submitted to the consideration and approval of the Extraordinary General Meeting and the Special Meeting of Preferred Shareholders. Such modifications will also require necessary changes to articles 6 and 40 of the Company's By-laws.

Rio de Janeiro, May 10, 2002.

Signed by

João P.Nogueira Batista
CFO and Investor Relation Director